EXHIBIT 99.1

28th March, 2003

The Listing Department
The Stock Exchange, Mumbai          Fax No: 6538297/38
Dalal Steet,
Mumbai

Dear Sir,

Re:  Change in Directorship

The Board at its meeting held on 27th March, 2003 approved the appointment of Mr. Keki Mistry as an additional director pursuant to section 260 of the Companies Act, 1956.

Mr. Mistry is a Chartered Accountant and has been associated with of Housing Development Corporation of India (HDFC) for several years. He is presently the Managing Director of HDFC Ltd. Mr. Mistry was a director of the Bank till 12th August, 2002 . He had resigned from the Board since he had completed the permissible consecutive period of 8 years allowed under section 10 (2A) of the Banking Regulation Act, 1949. The cooling period of 6 months after his resignation has expired on 11th February, 2003. Mr. Mistry represents HDFC Ltd. who are the promoters of the Bank.

Thanking you

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary